Exhibit 99.46

CannTrust™ Holdings Inc. Announces Closing of $15,000,000 Mortgage

VAUGHAN, ON, Feb. 14, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", CSE: TRST), one of Canada's leading licensed producers of medical cannabis, is pleased to announce that it has closed the previously announced $15,000,000 Mortgage Financing on its Niagara Greenhouse Facility.

The Mortgage, which has been provided by Meridian Credit Union, is being used by CannTrust to fund the balance of the 180,000 square foot Phase 2 expansion at the Niagara Facility. $10,000,000 of the Mortgage was funded on closing and the remaining $5,000,000 will be funded by Meridian upon completion by CannTrust of the Phase 2 construction. Phase 2 is anticipated to be completed and in cultivation towards the middle of 2018.

Brad Rogers, President of CannTrust Inc. stated, "We are delighted to have partnered with Meridian in providing us with financing required to complete our Niagara Facility. Completion of this Facility gives us the ability to acquire a substantial share of the increased demand expected from the pending legislation to legalize the adult consumer recreational use of cannabis."

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

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